

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE



03017862

NO ACT
P.E 3.7.03
0-11174

March 17, 2003

David Michael
2614 France Street
Bellmore, NY 11710

Act 1934
Section
Rule 14A-8
Public Availability 3/17/2003

Re: Warwick Valley Telephone Company
Incoming letter dated March 7, 2003

Dear Mr. Michael:

This is in response to your letter dated March 7, 2003 concerning the shareholder proposal submitted to Warwick by David Michael. On February 28, 2003, we issued our response expressing our informal view that Warwick could exclude the proposal from its proxy materials for its upcoming annual meeting.

We received your letter after we issued our response. After reviewing the information contained in your letter, we find no basis to reconsider our position.

Sincerely,

Martin P. Dunn
Deputy Director

cc: George M. Williams, Jr.
LeBoeuf, Lamb, Greene & MacRae LLP
125 West 55th Street
New York, NY 10019-5389

PROCESSED
MAR 2 6 2003
THOMSON
FINANCIAL

CR

David Michael
2614 France Street
Bellmore, NY 11710

RECEIVED
2003 MAR 17 PM 5:32
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

March 7, 2003

Office of Chief Counsel
Division of Corporate Finance
Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Warwick Valley Telephone Company – Shareholder Proposal and Response from Jeffrey B. Werbitt, Attorney-Advisor of the Division of Corporate Finance

Ladies and Gentlemen:

The deadline for submission of a stockholder proposal for inclusion in the Warwick Valley Telephone Company's 2003 was December 6, 2002.

1. The Company has provided no evidence or affidavit of its date of receipt of my proposal.

2. I have provided proof of delivery being made on December 1, 2003.

In the *total absence* of any evidence whatever to the contrary, and given that *there is material proof of the timely delivery* prior to the deadline for submission of shareholder's proposals of my shareholder proposal to Warwick Valley Telephone Company, (WWVY), I herewith respectfully request that you cause WWVY to include my proposal in the proxy material for the upcoming April, 2003 Annual Meeting

BACKGROUND

I submitted my proposal by USPS return receipt, certified mail. A copy of my letter submitting the proxy proposal was mailed to the Securities and Exchange Commission contemporaneously with the mailing to the Company. I received the return receipt from the SEC stamped *"December 1, 2002 Special Processing Section"*. I received the return receipt from the Company with a name that looks like "Carla Zelo" written in the signature box and with *nothing* written in the "Date of Delivery" box.

Given that the two letters, "one to the Company and one to the SEC", were mailed by me at the same Post Office and at the same time, a reasonable person would conclude that since the SEC received its copy of the letter on December 1 (enclosed is the SEC stamped December 1, receipt), that the Company also would have received our letter on or about the same date.

Since the Company's representative "Carla Zelo" chose not to date the USPS certified mail receipt, no one can claim knowledge of when the letter was received by the Company. Certainly the Company cannot claim it received the letter after the deadline, when they in fact cannot, and even do not, as shown below, claim to know when it was received.

In point of fact, the Company in its December 31, 2002 letter asserting grounds for exclusion of my proposal clearly stated that they really did not know when my letter was received at the Company's office. The deadline for submission of my proposal was December 6, 2002, which you should note was a Friday before a weekend. The Company stated *"as far as the Company has been able to determine by interviewing its administrative staff, the letter was received at the Company's principal executive offices on December 9, 2002"*.

From this very statement, *"as far as the Company has been able to determine"*, it is clear the Company did not know when it was received, and it was attempting to ask its employees, *"by interviewing its administrative staff"*; an unknown number of persons were surveyed and the Company most conveniently concluded that they did not receive my letter until December 9, which was the next business day after the weekend, and not really three days later as one might at first glance, imagine.

Moreover, it is obvious from the Company's letter to the SEC that since the Company by its own admission did not know when it received my letter, that they went to the local Post Office to ask them when the letter was delivered and the Post Office did not know the answer. I quote from the Company's letter to the Commission, *"the local Post Office seemingly having lost all relevant tracking information"*.

SHAREHOLDER PROPOSAL WAS DELIVERED TIMELY PRIOR TO DEADLINE

I believe that the Company received our proposal timely:

- The SEC signed a receipt certifying and proving that my contemporaneously mailed copy of the letter to the Company was received by the Commission on December 1, 2002.

- The Company asked the Post Office when they delivered my letter to them and the Company says "the Post Office seemingly having lost all relevant tracking information", could not tell them when my letter was delivered.

- The Company does not know when they received my letter.

- The Company tried asking members of it administrative staff when the letter was received.
- They did this by interviewing its administrative staff.
- No one on the administrative staff could say for certain when they received the letter, or even whom it was that received my letter.
- The Company has not provided an affidavit of receipt of my letter. They have only made a wild guess about when they think it was delivered.
- The Company made its own determination when my letter was received, willy-nilly, and conveniently for their own self-serving purpose, that the letter was received the next business day following December 6 or on December 9.
- I am providing you with proof that the Commission received my submission on December 1.
- I am providing you with proof that the Company received my submission and chose conveniently not to date the receipt.
- Curiously, the Company did not even state that they asked "Carla Zelo", the signer of the return receipt, when she/he signed for the receipt of my letter.
- Since the Company was so mixed up and so confused and so focused on concluding that my letter was received after the deadline, they apparently did not know which employee received and signed for the letter, as they had to, by their own words, "determine by interviewing its administrative staff" when they got the letter. And quite conveniently and naturally, nobody among the many persons on the administrative staff could remember receiving the letter by the deadline. Perhaps "Carla Zelo" must know she received the letter and what's more received it timely. Were she/he to be deposed, the truth of the fact that my letter was indeed received timely, would be clearly known, But no, the company only chose to *"interview its administrative staff"*, none of whom, the Company claimed, knew when delivery was made.

CONCLUSION AND ACTION REQUESTED

In the total absence of any evidence of any kind whatever that my submission to the Company was not received timely by the Company, and with the two return receipts that I enclose herewith as evidence of timely delivery, I believe you should reconsider your decision and include my resolution in Warwick Valley Telephone Company's proxy statement for its upcoming annual meeting this spring.

Very truly yours,



David Michael

Enclosures: certified return receipt from SEC
certified return receipt from Warwick Valley Telephone Co.

Certified Mail: 4001 0320 0000 8924 1492

David Michael
2614 Frances Street
Bellmore, NY 11710

December 4, 2002

Janet M. Grossnickle
Branch Chief
Securities and Exchange Commission
Division of Investment Management
Office of Investment Company Regulation
Mail Stop 5-6
450 Fifth Street, NW
Washington, DC 20549

Dear Ms. Grossnickle,

I have been a Warwick Valley Telephone Company shareholder for several years. I read Mr. Philip Goldstein's letter to the Commission in which he described why Warwick is an Investment Company and why the Commission should *not* issue an order declaring Warwick is *not* such. I fully support Mr. Phillip Goldstein's views on this matter.

My stockbroker attended the Warwick Valley Telephone Company annual meeting held in the Warwick Conference Center in Warwick, N.Y. on April 26, 2002. He gave me a full report on what transpired at the meeting, which included the following:

"The President, Mr. Lynn Pike gave a thirty minute report which included a slide presentation he narrated on the company's activities. However, noticeably absent from the Company presentation was any mention of the Orange County/Poughkeepsie Cellular Partnership ("OCP"). The OCP was not mentioned even once.

noted that the OCP
asked Mr. Pike if he would
to the number of subscribers,
Mr. Pike replied that the OCP
of" whatever over the OCP

om the OCP rose from $632
nual growth rate of 68%. In
was $5.176 million, an
uity (Partners Capital)
ssets. In other words, the
r of financial strength.

the OCP to be valued on
d growth, profitability and
ed with other extraordinarily
alue basis using extrapolated
lion.

SENDER: COMPLETE THIS SECTION

- Complete items 1, 2, and 3. Also complete item 4 if Restricted Delivery is desired.
- Print your name and address on the reverse so that we can return the card to you.
- Attach this card to the back of the mailpiece, or on the front if space permits.

1. Article Addressed to:

JANET M. GROSSNICKEL
BRANCH CHIEF
SECURITIES AND EXCHANGE COMMISSION
DIVISION OF INVESTMENT MANAGEMENT
OFFICE OF INVESTMENT COMPANY REGULATION
MAIL STOP 5-6
450 FIFTH STREET, NW
WASHINGTON, DC 20549

COMPLETE THIS SECTION ON DELIVERY

A. Received by (Please Print Clearly) | B. Date of Delivery

C. Signature
X ☐ Agent ☐ Addressee

D. Is delivery address different from item 1? ☐ Yes
If YES, enter delivery address below: ☐ No

RECEIVED
DEC 0 1 2002
WASH DC 180

3. Service Type
☒ Certified Mail ☐ Express Mail
☐ Registered ☒ Return Receipt for Merchandise
☐ Insured Mail ☐ C.O.D.

4. Restricted Delivery? (Extra Fee) ☐ Yes

2. Article Number (Copy from service label)
7000 1670 0000 4354 0661

PS Form 3811, July 1999 Domestic Return Receipt 102595-00-M-0952

David Michael
2614 Frances Street
Bellmore, NY 11710

December 04, 2002

Herbert Gareiss, Jr.
Secretary
Warwick Valley Telephone Company
47 Main Street
Warwick, NY 10990

Dear Mr. Gareiss:

I have beneficially owned[1] shares of Warwick Valley Telephone Company valued at more than $2,000 for more than one year and I intend to continue my ownership through the date of the next annual meeting. I am submitting the following proposal and supporting statement pursuant to Rule 14a-8 of the Securities Exchange Act of 1934 for inclusion in management's proxy statement for the next annual or special meeting of stockholders.

RESOLVED: The stockholders of Warwick Valley Telephone Company recommend that its interest in the Orange County/Poughkeepsie Limited Partnership (the "Cellular Partnership") be distributed ("spun off") to stockholders.

Supporting Statement

Warwick Valley Telephone Company ("Warwick") owns a limited partnership interest in the Cellular Partnership, a company licensed to provide cellular telephone ... in Orange and Dutchess Counties in New York. This investment has been ... 2002 the Cellular ... basis, that ... llular ... is of ... er that for the

... ng the full ... because ... ns before it ... ie taxes on the ... lar ... 8 per share ... to

... the ... e full $3.05

SENDER: COMPLETE THIS SECTION

- Complete items 1, 2, and 3. Also complete item 4 if Restricted Delivery is desired.
- Print your name and address on the reverse so that we can return the card to you.
- Attach this card to the back of the mailpiece, or on the front if space permits.

1. Article Addressed to:

HERBERT GAREISS, JR.
SECRETARY
WARWICK VALLEY TELEPHONE COMPANY
47 MAIN STREET
WARWICK, NY 10990

COMPLETE THIS SECTION ON DELIVERY

A. Received by (Please Print Clearly) | B. Date of Delivery

C. Signature
X [signature] ☐ Agent ☐ Addressee

D. Is delivery address different from item 1? ☐ Yes
If YES, enter delivery address below: ☐ No

3. Service Type
☒ Certified Mail ☐ Express Mail
☐ Registered ☒ Return Receipt for Merchandise
☐ Insured Mail ☐ C.O.D.

4. Restricted Delivery? (Extra Fee) ☐ Yes

2. Article Number (Copy from service label)
7000 1670 0000 4354 0715

PS Form 3811, July 1999 Domestic Return Receipt 102595-00-M-0952

7001
SECRETARY
WARWICK VALLEY TELEPHONE COMPANY
47 MAIN STREET
WARWICK, NY 10990